05036439

SECURITIES AND EXC...
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31165

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 There under

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

H. Beck, Inc.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11140 Rockville Pike, Suite 400
(No. and Street)

Rockville (City) Maryland (State) 20852 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eric G. Meyers, Chairman & CEO (301)468-0100
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

6701 Democracy Boulevard, Suite 600 (Address) Bethesda (City) Maryland (State) 20817 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Eric G. Meyers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement pertaining to the firm of H. Beck, Inc. (the "Company") as of **December 31, 2004,** are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Eric G. Meyers 2/23/05

Signature Date

Chairman & CEO

Title

Maria C. Alvarado

Maria C. Alvarado,
Notary Public State of Maryland
My Commission Expires August 1, 2005

This report contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

H. Beck, Inc.

Statement of Financial Condition
December 31, 2004

Filed as PUBLIC information pursuant to rule 17a-5(d) under the Securities Act of 1934.

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
H. Beck, Inc.
Rockville, Maryland

We have audited the accompanying statements of financial condition of H. Beck, Inc. (the "Company") as of December 31, 2004 and 2003 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above presents fairly, in all material respects, the financial position of H. Beck, Inc. as of December 31, 2004 and 2003, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Bethesda, Maryland
February 4, 2005

H. Beck, Inc.

Statements Of Financial Condition
December 31, 2004 And 2003

Assets		**2004**		2003
Cash and Cash Equivalents	$	**1,903,400**	$	1,349,881
Deposits with Clearing Organizations		**110,010**		110,010
Commissions Receivable		**4,466,120**		3,376,459
Accounts Receivable from Non-Customers		**131,051**		220,806
Other Assets		**58,958**		148,628
Total assets	**$**	**6,669,539**	$	5,205,784
Liabilities And Stockholders' Equity				
Liabilities				
Commissions payable	$	**4,109,282**	$	3,291,328
Accounts payable and accrued expenses		**1,058,006**		1,047,264
Total liabilities		**5,167,288**		4,338,592
Contingencies				
Stockholders' Equity				
Common stock, $.01 par value - 1,000 shares authorized; 810 shares issued and outstanding		**8**		8
Additional paid-in capital		**1,586,181**		1,236,181
Accumulated deficit		**(83,938)**		(368,997)
Total stockholders' equity		**1,502,251**		867,192
Total liabilities and stockholders' equity	**$**	**6,669,539**	$	5,205,784

See Notes To Statements Of Financial Condition.

Notes To Statements Of Financial Condition

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: H. Beck, Inc. (the "Company") is a registered broker-dealer and a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation. The Company introduces its stock and bond customers to broker-dealers who will carry such accounts and will clear such transactions on a fully disclosed basis. With respect to this activity, the Company forwards all funds and securities received and would not otherwise hold funds or securities for, or owe money or securities to, securities customers, and would not otherwise carry securities customer accounts. Customers' funds relating to certain mutual fund activity flows through an account established by the Company for their exclusive benefit. Accordingly, the Company is exempt from Securities and Exchange Commission Rule 15c3-3.

In addition, a portion of the Company's revenue is derived from investment advisory services provided through various registered investment advisors pursuant to investment advisory contracts.

The Company has an agreement with third parties to clear its security transactions on a fully disclosed basis and carry its customer accounts. The Company has provided a guarantee to their clearing broker. Under the agreement, the Company has agreed to indemnify the clearing broker for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company's liability under these arrangements is not quantifiable. However, the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

A summary of the Company's significant accounting policies follows:

Commissions: Revenues and related expenses for transactions executed are recorded on a trade-date basis.

Investment advisory fees: Investment advisory fees for portfolio monitoring and asset allocation services are recognized as earned.

Cash and cash equivalents: The Company considers cash on hand and money market accounts to be cash and cash equivalents.

Income taxes: The Company has elected to be taxed under Subchapter S of the Internal Revenue Code. Accordingly, any income or loss for tax purposes will be included in the tax returns of the stockholders.

New accounting standard: The FASB has issued Statement No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*. Statement No. 150 requires that certain freestanding financial instruments be reported as liabilities in the balance sheet. Depending on the type of financial instrument, it will be accounted for at either fair value or the present value of future cash flows determined at each balance sheet date with the change in that value reported as interest expense in the statement of operations. Prior to the application of Statement No. 150, either those financial instruments were not required to be recognized, or if recognized were reported in the balance sheet as equity and changes in the value of those instruments were normally not recognized in net income. This Statement is currently effective for public companies and non-public companies required to file financial statements with the Securities and Exchange Commission. Adoption of this statement did not have significant effect on the accompanying financial statements.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Transactions with Clearing Agents

The agreements with the two clearing agents provide for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreements also require the Company to maintain a minimum of $50,000 as a deposit in an account with each agent.

Note 3. Related Party Transactions

An affiliated company provides the Company certain operational and administrative services, such as occupancy, personnel, travel, and insurance costs for which the Company pays a management fee. The management fee is negotiated annually between the Company and the affiliated company.

Note 4. Contingencies

The Company is involved in legal actions arising in the normal course of its business. The costs of settlements and related professional fees have been expensed as incurred. Any amounts unpaid are accrued for and included in accounts payable and accrued expenses in the statements of financial condition. Management is of the opinion, after consultation with legal counsel, that there are no legal actions pending that could have a material adverse effect on the Company's financial statements.

Note 5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also requires that equity capital may not be withdrawn or cash dividends paid if the ratio of aggregate indebtedness to net capital exceeds 10 to 1. At December 31, 2004 and 2003, the Company had net capital of $1,260,509 and $374,950, respectively, which was $916,023 and $85,711 in excess of required net capital of $344,486 and $289,239, respectively. The Company ratio of aggregate indebtedness to net capital ratio was 4.10 to 1 and 11.57 to 1 at December 31, 2004 and 2003, respectively.

Note 6. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit

As a securities broker, the Company is engaged in buying and selling securities for corporations and institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of institutional banks, including other brokers and dealers, pension plans and monetary funds and other financial institutions. The Company introduces these transactions to the clearing agent on a fully disclosed basis.

Note 6. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit (Continued)

In the normal course of business, the Company executes and enters into securities transactions that are carried and cleared by other broker-dealers on a fully disclosed basis. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. Amounts due from broker-dealers represent a concentration of credit risk. The risk of default depends on the creditworthiness of the counterparty. The Company does not anticipate nonperformance by its clearing brokers. In addition, the Company has a policy of reviewing, as necessary, the credit standing of each counterparty with which it conducts business.

The agreement between the Company and its two clearing agents provide that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to minimize the risk of loss through procedures designed to monitor the creditworthiness of its customers and that transactions are executed properly by the clearing agents.

The Company maintains its cash in bank accounts, which, at times may exceed federally insured limits. The Company has not experienced any losses in such accounts for the years ended December 31, 2004 and 2003.